Exhibit 12.1

Ratio of Earnings to Fixed Charges

The following table sets forth our actual consolidated ratio of earnings to fixed charges for the years ended December 31, 2004 and 2005 and the three months ended June 30, 2007.

Our historical ratio of earnings to fixed charges for the year ended December 31, 2004 and 2005 and the three months ended June 30, 2007 was 4.82, 5.14 and 4.14 respectively. For the purposes of calculating the ratio of earnings to fixed charges, “earnings” consist of income before income taxes plus fixed charges. “Fixed charges” include interest expense and a portion of operating lease rent expense deemed to be representative of interest.

Due to the net loss incurred in the year ended December 31, 2006, six months ended June 30, 2007, the eleven months ended November 30, 2007, the period from December 1, 2007 to December 31, 2007 and the three and six months ended June 30, 2008, the historical ratio of earnings to fixed charges is less than 1:1 for these periods. Additional earnings of $4.3 million, $0.7 million, $0.5 million, $16.7 million, $35.3 million, and $54.6 million for such periods, respectively, would be required to achieve coverage of 1:1. In addition, pro forma ratio of earnings to fixed charges is not meaningful since the pro forma net loss for the year ended December 31, 2007 and the three and six months ended June 30, 2008 was $76.3 million $8.0 million and $11.9 million, respectively.

	Year Ended December 31, 2004 (Predecessor)	Year Ended December 31, 2005 (Predecessor)	Three Months Ended June 30, 2007 (Predecessor)
	(in thousands)
Income before income taxes	$9,448	$9,929	$2,915
Interest expense	1,888	1,790	743
Portion of rent expense representing interest	587	606	186

Income, as adjusted	$11,923	$12,325	$3,844

Fixed charges:
Interest expense	$1,888	$1,790	$743
Portion of rent expense representing interest	587	606	186

Fixed charges	$2,475	$2,396	$929

Ratio of earnings to fixed charges	4.82x	5.14x	4.14x

As permitted by Rule 409 under the Securities Act, we have omitted our calculations of our predecessor company’s ratio of earnings to fixed charges for the year ended December 31, 2003. Information necessary for us to provide this disclosure is in the possession of Windstream, which, following our split-off from Windstream on November 30, 2007, is no longer an affiliate of ours. We have requested information from Windstream that would enable us to provide the omitted ratio of earnings to fixed charges. Windstream has responded that such information does not exist in a format required by generally accepted accounting principles and that it is not under any contractual obligation to create such information. Therefore, the omitted information is not available to us without unreasonable effort or expense. Management believes that the omission of this information would not have a material impact on a reader’s understanding of our financial results and condition and related trends.